UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 13, 2026, Kyivstar Group Ltd. published a press release a copy of which is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated April 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2026	Kyivstar Group Ltd.

	By:	/s/ Kaan Terzioğlu
	Name:	Kaan Terzioğlu
	Title:	Executive Chairman and Director